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                                                                   EXHIBIT T3E.7

To:  All Holders of Common Stock Issued by
     Paragon Trade Brands, Inc. ("Paragon")

Re:  The Second Amended Plan of Reorganization


         The undersigned is the Chairman of the Official Committee of Stockholders of Paragon appointed by the Office of the United States Trustee in Paragon's Chapter 11 bankruptcy case (the "Equity Committee"). The Equity Committee was formed in November 1998 to represent the interests of Paragon's stockholders, and has been active in the bankruptcy case since its was formed.

         Shortly after the formation of the Equity Committee, Paragon filed motions to settle its patent litigation controversies with Proctor & Gamble Company ("P&G") and Kimberly-Clark Corporation ("K-C"). The Equity Committee vigorously opposed both of the settlements, but is objections were overruled and these settlements were approved by orders of the Bankruptcy Court entered on August 6, 1999. The Equity Committee thereafter prosecuted appeals of the orders approving both the patent settlements, which have not been decided as of this date.

         As part of its statutory duties under the Bankruptcy Code the Equity Committee also investigated potential causes of action by which Paragon could recover the amounts it was required to pay to P&G and K-C under the two settlements. The Equity Committee was subsequently authorized by the Bankruptcy Court to prosecute a claim in the name and right of Paragon against a substantial defendant, by which the Equity Committee seeks to recover all losses Paragon has incurred as a result of the patent liabilities.

         After hard-fought litigation on several fronts and in several courts, after extensive negotiations with Paragon and its creditor constituents, and after careful consideration of the costs, risks, and potential benefits involved in further litigation, the Equity Committee agreed this month to the terms of the settlement which is embodied in the accompanying plan. Under the terms of the settlement present shareholders will receive a distribution of new common stock and warrants, and a right to participate in a rights offering to purchase new common stock. Most significantly, the litigation claims identified by the Equity Committee will continue to be prosecuted post-confirmation under the direction of Equity Committee designees, with the bulk of the proceeds of the litigation payable to the current stockholders. While these litigation claims are certain to be vigorously defended, the Equity Committee believes that these claims will prove meritorious, and will provide a vehicle to compensate the shareholders for the substantial losses they have incurred as a result of Paragon's patent liabilities.

         Accordingly, the Equity Committee urges all holders of common stock to vote to ACCEPT the Second Amended Plan of Reorganization, and to promptly complete and return your ballot in accordance with the instructions listed on the ballot.


                                                 By: /s/ Robin Winslow
                                                     ---------------------------
                                                     Robin Winslow
                                                     Its: Chairman